Exhibit 99.5

BEFORE THE NEW MEXICO PUBLIC REGULATION COMMISSION

IN THE MATTER OF PUBLIC SERVICE	)
COMPANY OF NEW MEXICO’S	)
ABANDONMENT OF SAN JUAN	)	Case No. 19-00018-UT
GENERATING STATION UNITS 1 AND 4)
)

ORDER ON REMAND ADOPTING UNCONTESTED STIPULATION

THIS MATTER comes before the Public Regulation Commission (“the Commission”) upon the Supreme Court’s Remand in Case No. S-1-SC-39440. For the reasons detailed below, the Commission issues this Order on Remand Adopting Uncontested Stipulation (“Order”).

BACKGROUND AND PROCEDURAL HISTORY

1.             The original proceedings in Case No. 19-00018-UT addressed two separate requests: PNM’s potential abandonment of San Juan Generating Station’s (“SJGS”) remaining Units 1 and 4; and PNM’s request for a financing order to issue energy transition bonds (“ETA Bonds”) under the Energy Transition Act (“ETA”). On April 1, 2020, the Commission issued its Final Order on Request for Issuance of a Financing Order, Case No. 19-00018-UT (April 1, 2020), approving and adopting Recommended Decision on PNM’s Request for Issuance of a Financing Order (together the “Financing Order”), and separately granted approval for the abandonment of the SJGS plant. Among other things, the Financing Order authorized PNM to securitize up to $360.1 million for the estimated recoverable costs associated with the abandonment of PNM’s remaining interest in the SJGS plant through the issuance of ETA Bonds. The Financing Order also authorized PNM to collect non-bypassable energy transition charges from customers to pay the debt service on the ETA Bonds over a 25-year period, subject to adjustment.

2.             Following hearings on the Joint Motion for Order to Show Cause and Enforce Financing Order filed on February 28, 2022 by WRA, CCAE and Prosperity Works, the designated Hearing Examiners issued the Recommended Decision in Show Cause Proceeding (“Show Cause RD”) on June 18, 2022, that recommended the Commission find and conclude that PNM had violated the Financing Order and the ETA because of PNM’s delay in issuing ETA Bonds so that bond issuance would coincide with the implementation of a proposed rate change in January 2024, rather than near the time of the SJGS plant abandonment.

3.             On June 29, 2022, the Commission issued the Show Cause Order adopting, with certain additions, the Show Cause RD’s recommended findings that the ETA and Financing Order contemplated that the ETA Bonds would be issued at or near the time of the abandonment of SJGS and that PNM’s departure from this timetable represented a new plan. As a result, the Commission ordered PNM to:

•	issue immediate rate credits to customers to ensure “fair, just, and reasonable” rates based on annual revenue requirement amounts of $98.3 million set forth in the Table found on page 98 of the Show Cause RD, and totaling approximately $128 million;

•	prepay and advance in full all monies that would be due to each state agency designated to receive a percentage of the Bond proceeds within thirty days of PNM’s receipt of those proceeds, pursuant to Section 62-18-16 of the ETA;

•	file reports in this docket that contained a record of all of its costs incurred in the Show Cause Proceeding so that the prudence of those costs would be known and be subject to review in PNM’s forthcoming rate case; and

•	file a compliance filing to enable a review of the prudence of PNM’s new changed plan made after the Financing Order that decided to delay bond issuance beyond the dates of the San Juan abandonment of Units 1 and 4, providing two benchmark dates to establish the interest rates that were in existence at the times of abandonment compared to the dates of actual bond issuance.

4.             On June 29, 2022, PNM requested an emergency stay of the rate credits, which was opposed by other parties and denied by the Commission on July 27, 2022.

5.             PNM permanently shut down SJGS Unit 1 on June 30, 2022 and Unit 4 on September 30, 2022.

6.             On June 30, 2022, PNM filed its Notice of Appeal of the Show Cause Order, docketing the Show Cause Appeal. Among the issues briefed by the parties to the Appeal are whether the rate credits ordered by the Commission are lawful; and whether the Commission has authority to interpret the Financing Order in a manner that would restrict, modify or revoke PNM’s authority to cause the ETA Bonds to be issued or to otherwise amend, modify or revoke the authorizations and approvals contained in the Financing Order; and whether the provisions of the Financing Order and ETA precluded PNM from delaying issuance of the ETA Bonds.

7.             On July 25, 2022, PNM requested that the Court issued an Emergency Stay in the Show Cause Appeal, which was opposed by the other parties. On September 2, 2022, the Court ordered an emergency stay of the portion of the Show Cause Final Order that required PNM to issue rate credits; and on November 4, 2022, the Court issued an Order that continued its stay of the rate credits pending the final resolution of the Appeal.

8.             On July 28, 2022, PNM pre-funded and advanced in full all monies to each state agency designated to receive a percentage of the ETA Bond proceeds pursuant to Section 62-18-16 of the ETA, in accordance with the Commission’s Show Cause Order. Previously on March 3, 2022, PNM pre-funded $8.88 million for severance and job training benefits for workers impacted by the closing of the San Juan Mine in accordance with Section 62-18-4. PNM’s compliance filing of August 15, 2022, demonstrates no further monies are due under those statutory provisions.

9.             On July 31, 2022, pursuant to Corrected Advice Notice No. 588, the rate credits related to SJGS Unit 1 became effective and PNM began issuing rate credits to customers. PNM issued $1.2 million in customer rate credits prior to receipt of the initial stay by the Court on September 2, 2022.

10.           PNM submitted compliance filings with the Commission regarding pre-funding of monies, issuance of rate credits and benchmark interest rate information through its submittal of verified compliance reports on August 24, September 6, October 14, and November 14, 2022, which document PNM’s compliance with those requirements of the Show Cause Final Order.

11.           On December 5, 2022, PNM filed a general rate case proposing new rates in Case No. 22-00270-UT (“Rate Case”). The suspension period set by the Commission for the proposed new rates expires on January 4, 2024. Among the issues pending in PNM’s Rate Case are the prudence review required by the Show Cause Final Order and certain SJGS ratemaking proposals by various parties that arise from the determinations contained in the Show Cause Final Order.

12.           On August 18, 2023, PNM and the intervening parties (the New Mexico Office of the Attorney General, Western Resource Advocates, New Energy Economy, New Mexico Affordable Reliable Energy Alliance, Albuquerque Bernalillo County Water Utility Authority, Coalition for Clean Affordable Energy, Prosperity Works, Bernalillo County, and Utility Division Staff (collectively, “the Parties”)) to the Show Cause Appeal filed the unopposed Remand Motion reflecting their agreement to settle all matters in the Show Cause Appeal pursuant to terms contained in this Order.

13.           The New Mexico Supreme Court remanded this matter to the Commission on September 14, 2023, for the Commission to take action consistent with the Court’s Order. The terms of the Settlement Agreement included with the unopposed Remand Motion are considered by the Commission to be an Uncontested Stipulation under NMAC 1.2.2.20.A(3), have been reformatted and added to conform with Commission rules but substantively are unchanged, and are incorporated in this Order and included as Attachment A.

FINDINGS AND CONCLUSIONS

14.           The remand and dismissal of the Show Cause Appeal under the terms filed with the Court result in a fair, just and reasonable resolution of the disputed appellate issues brought by PNM and warrant reconsideration of the Show Cause Final Order by the Commission. Further, the settlement of the Show Cause Proceedings and Appeal will result in rate credits to customers to ensure PNM’s current rates are fair, just and reasonable in light of the evidence in the record and the matters raised on appeal.

15.           The Parties, while not waiving their legal positions taken in the Show Cause proceedings and the Show Cause Appeal, agree that the unanimous and timely settlement of these matters is in the public interest. The Show Cause Order issued June 29, 2022, is superseded in its entirety by this Order and the Commission reaffirms its adoption and approval of the Show Cause RD except to the extent the recommended findings and conclusions contained therein are inconsistent with this Order.

16.           The Commission affirms the validity of the Financing Order and the authorizations and approvals granted PNM therein, including the Financing Order’s determination of its irrevocability. Specifically, that PNM has the ongoing authority to cause up to $360.1 million in ETA Bonds to be issued pursuant to the Financing Order, to sell the energy transition property created by the Financing Order and to impose, collect and adjust the related energy transition charges that repay the bonds. The Commission affirms the NMPRC’s pledge pursuant to Ordering Paragraph 46 of the Financing Order and NMSA 1978, Section 62-18-19.

17.           Pursuant to the Settlement Agreement, PNM is required to pay settlement rate credits to customers in a total amount of $115 million over a period of twelve months (“settlement rate credits”). The credit shall be identified on customer bills as the “San Juan ETA Settlement Credit”. This total amount shall be in addition to the amounts previously refunded by PNM prior to the Court’s stay. The total amount of $115 million for settlement rate credits is based on a reasonable settlement of the original refund amount ordered by the Commission and challenged on appeal together with undepreciated amounts associated with San Juan Generating Station investments remaining in PNM’s rates following each unit’s shut down, for the period of time from July 1, 2022 to December 31, 2023, to generally coincide with the implementation of new rates and the expiration of the suspension period for PNM’s proposed rates in the Rate Case.

18.           The settlement rate credits to customers shall commence within 30 days of the later of the date this Order is final and unappealed or the Court’s dismissal of the Show Cause Appeal. The settlement rate credit shall remain in effect until PNM has refunded the total amount of $115 million to customers. If the ETA Bonds are issued prior to new rates being established by the Commission, no additional rate adjustments will be required under the ETA or the Financing Order to offset those SJGS costs that are currently included in PNM’s rates.

19.           The payment by PNM of the settlement rate credits constitutes a fair and reasonable resolution of all ratemaking issues raised in the Show Cause proceedings, and any ratemaking treatment associated with the Show Cause proceedings proposed by any party in PNM’s Rate Case is therefore moot.

20.           PNM further is required to hold customers harmless for the difference, if any, for the actual weighted average coupon rate of the ETA bonds that exceeds 5.5%. Any cost associated with any premium or discount on the ETA Bond issuance will not be recoverable by PNM. The excess interest rate refund obligation shall not be deemed to impair the value of the energy transition property or the ETA Bonds or reduce the energy transition charges collected to repay the ETA Bonds. Excess interest rate refunds, if any, shall be issued over the ETA Bond repayment period if the actual weighted average coupon rate is more than 6.0%. If the actual weighted average coupon rate is less than 6.0%, PNM shall refund the net present value of the difference in the total annual payment (interest and principal), using a discount rate of 5.5%, as an additional component of the settlement rate credit and shall revise Corrected Rider No. 55 accordingly, if necessary, upon issuance of the ETA Bonds. PNM is required to submit a detailed report regarding the commercially reasonable efforts undertaken by PNM to obtain the lowest cos objective, within 30 days after issuance of the ETA bonds.

21.           The requirement for interest rate refunds, if any, constitutes a fair and complete resolution of the prudence review ordered in the Show Cause Order to be conducted in PNM’s Rate Case. Any proposals relating to that prudence review made by parties in the Rate Case are therefore moot.

22.           In connection with the issuance of the ETA Bonds, and in accordance with the Financing Order and Section 14 of the ETA, PNM shall sell, assign and transfer all of PNM’s rights to the energy transition property, including the right to impose, bill, collect and receive the energy transition charges, to the special purpose entity (the “SPE”) that will issue the ETA Bonds in a transaction that is an absolute transfer and true sale of the energy transition property. PNM’s obligation to provide the settlement rate credits and interest rate credits, if any, shall neither (i) impair the characterization of the sale, assignment and transfer of the energy transition property as an absolute transfer and true sale, or affect or impair the SPE’s ownership of the energy transition property or the SPE’s status as an entity that is separate from PNM, nor (ii) limit, alter, reduce or impair in any way the energy transition property or the imposition, collection and remittance of the energy transition charges authorized pursuant to the Financing Order, or any rights under the Financing Order.

23.           PNM should bear its costs in responding to the Show Cause Proceeding and Appeal, and those costs should not be recovered from customers.

24.           PNM will be reimbursed through the Bond proceeds for allowable costs under the ETA, including the monies PNM pre-funded and advanced to the state agencies designated to receive a percentage of the proceeds in Section 62-18-16 and for monies pre-funded for San Juan Mine workers’ severance and job training. Under no circumstances shall these costs be recovered from customers twice.

25.           As a result of this complete and unanimous resolution of this matter, including the Show Cause appeal, the parties have waived their right to any further appeals of this case and PNM and Intervenor-Appellees are ordered to immediately file with the Court a stipulated dismissal of PNM’s Show Cause appeal.

26.           The findings and conclusions and decretal paragraphs of this Order which incorporates the terms of the Settlement Agreement completely resolve the matters and issues disputed through the Show Cause proceedings as challenged by PNM in the Show Cause Appeal and render moot any related issues raised by parties to PNM’s 22-00270-UT Rate Case.

27.           The Commission incorporates the Show Cause RD, except where inconsistent with this Order, by reference as if fully set forth in this Order, and the statement of the case, discussion, and all findings of fact and conclusions of law and decretal paragraphs consistent with this Order are ADOPTED, APPROVED, and ACCEPTED as Findings and Conclusions and Decretal Paragraphs of the Commission to the extent they are consistent with the Findings and Conclusions and Decretal Paragraphs set forth herein.

28.           The Commission finds that as a Remand from the Supreme Court of a contentious appeal, and proposed settlement by all Parties of substantive issues in a longstanding case that significantly and immediately positively impacts ratepayers, this is an extraordinary case and there is good cause shown to forego a public hearing. 1.2.2.20.A(3) NMAC.

IT IS THEREFORE ORDERED:

A.            The Show Cause Final Order issued June 29, 2022, is hereby superseded in its entirety by this Order.

B.             The findings of fact and conclusions of law and decretal paragraphs contained in the Show Cause RD that are consistent with the Findings and Conclusions and Decretal Paragraphs of this Order are hereby ADOPTED, APPROVED, and ACCEPTED as orders of the Commission, and otherwise are hereby rejected where inconsistent with the Findings and Conclusions and Decretal Paragraphs contained in this Order.

C.             The terms of the Settlement Agreement incorporated in this Order as Attachment A are hereby ADOPTED, APPROVED, and ACCEPTED as orders of the Commission.

D.             Pursuant to the Financing Order, PNM has the ongoing authority to cause up to $360.1 million in ETA Bonds to be issued pursuant to the Financing Order, to sell the energy transition property created by the Financing Order and to impose, collect and adjust the related energy transition charges that repay the ETA Bonds. The Commission affirms its pledge pursuant to Ordering Paragraph 46 of the Financing Order and NMSA 1978, Section 62-18-19.

E.             Upon receipt of the ETA Bond proceeds, PNM shall be considered to have reimbursed itself from the Bond proceeds for the pre-funded monies advanced to state agencies and mine workers and to have fulfilled those requirements of the ETA.

F.             PNM shall calculate the rate tariff for the settlement rate credit and shall file a compliance settlement Advice Notice and supporting calculations within ten days of this Order, with an effective date of thirty days of this Order.

G.            The settlement Advice Notice shall terminate upon the full crediting to customers of the settlement rate credit in the amount of $115 million. PNM shall make a final compliance filing within 10 days of the termination of the settlement Advice Notice that demonstrates the total amount credited to customers for each rate class.

H.            Within ten days of the issuance of the authorized ETA Bonds, PNM shall make a compliance filing identifying the actual weighted average coupon rate for interest and shall calculate refunds owed by PNM, if any, to be paid to customers in accordance with this Order.

I.              PNM shall bear the costs in responding to the Show Cause Motion and Appeal at its sole expense, and those costs shall not be recovered from customers.

J.             The parties have waived their rights to any further appeals in this case and PNM and intervening parties to the Appeal shall immediately filed a stipulated dismissal with the Court to dismiss PNM’s Show Cause Appeal.

K.            This Order fully resolves any ETA Bond issuance, rate credits, rate treatment proposals and prudence issues raised during the course of PNM’s pending rate case in Case No. 22-00270-UT and those issues are moot and disposed of.

L.             This Order is effective immediately.

M.           This docket is closed.

N.             Copies of this Order shall be e-mailed to all persons on the attached Certificate of Service if their e-mail addresses are known, and otherwise shall be sent via regular mail.

ISSUED under the Seal of the Commission at Santa Fe, New Mexico, this 21st day of September, 2023.

NEW MEXICO PUBLIC REGULATION COMMISSION

/s/ Gabriel Aguilera, electronically signed
GABRIEL AGUILERA, COMMISSIONER

/s/ James F. Ellison, Jr., electronically signed
JAMES F. ELLISON, JR., COMMISSIONER

/s/ Patrick J. O’Connell, electronically signed
PATRICK J. O’CONNELL, COMMISSIONER

Attachment A

Unopposed Comprehensive Settlement Agreement:
San Juan Generating Station Show Cause Proceedings,
NMPRC Case No. 19-00018-UT and S-1-SC-39440

Public Service Company of New Mexico ("PNM"), and Intervenors/Intervenor-Appellees New Mexico Office of the Attorney General ("NMAG"), Western Resource Advocates ("WRA"), New Energy Economy ("NEE"), New Mexico Affordable Reliable Energy Alliance ("NM AREA"), Albuquerque Bernalillo County Water Utility Authority ("ABCWUA"), Coalition for Clean Affordable Energy ("CCAE"), Prosperity Works and Utility Division Staff of the New Mexico Public Regulation Commission ("Staff') (collectively "Settlement Parties") desire to reach a complete and comprehensive resolution of those disputed issues decided by the New Mexico Public Regulation ("Commission") in Case No. 19-000180-UT ("Show Cause Proceeding") and appealed by PNM to the New Mexico Supreme Court in Case S-l-SC-39440 ("Show Cause Appeal"). The Settlement Parties further desire to resolve those limited rate and prudence issues pending in PNM' s rate case in Case No. 22-00270-UT ("Rate Case") that are related to the Show Cause Proceedings.

To fully and comprehensively resolve all disputes in the proceedings referenced above, the Settlement Parties enter into to this unopposed Comprehensive Settlement Agreement ("Settlement Agreement") and agree to the terms below (Settlement Terms"). The Settlement Parties intend that the Settlement Terms be approved through final and non-appealable action by the Commission in the form of a proposed settlement order on abeyance and remand of the Show Cause Appeal by the Court and the Settlement Agreement is contingent upon such action by the Commission; PNM and the other Settlement Parties will file a stipulated dismissal of the Show Cause Appeal immediately thereafter.

The Settlement Parties further intend that these Settlement Terms shall operate to eliminate related ratemaking and prudence issues in the PNM Rate Case pursuant to the orders of the Commission in the Show Cause Proceedings. The Settlement Terms are intended to remove any doubt or challenge regarding PNM's authority to cause the securitization of up to $360.1 million in energy transition costs relating to the shutdown of the San Juan Generating Station ("SJGS") through the issuance of Energy Transition Act bonds ("ETA Bonds") in accordance with the Financing Order issued April 1, 2020 in Case No. 19-00018-UT; and to ensure customers receive the benefits of the early shut down of SJGS contemplated by the Energy Transition Act ("ETA"). The Settlement Parties therefore agree and commit to the following Settlement Terms:

1.	$115 million in refunds to be returned to customers through a settlement rate credit to be implemented thirty (30) days after the later of a non-appealable remand order from the Commission or dismissal of the Show Cause Appeal by the Supreme Court, to be paid out over twelve (12) months. The settlement rate credit shall be allocated on the same basis as the rate credits previously ordered by the Commission in its Final Order Adopting Recommended Decision with Additions in the Show Cause proceeding. PNM shall file a compliance advice notice revising Corrected Rider No. 55 to implement the settlement rate credit. The settlement rate credit shall be identified on customer bills as the "San Juan ETA Settlement Credit". PNM shall submit a compliance report at the end of the twelve-month period showing a full accounting of the amount of the rate credit issued to customers.

2.	Customers shall be held harmless by PNM if the weighted average coupon rate of the ETA Bonds exceeds 5.5%. Any interest rate refunds owed by PNM will not be deemed to reduce or impair the ETA property or the ETA Bonds or impact energy transition charges. Any cost associated with any premium or discount on the ETA Bond issuance will not be recoverable by PNM. PNM will provide customer refunds for the difference in the total annual payment (interest and principal), if any, between the actual weighted average coupon rate and 5.5%. Excess interest rate refunds, if any, shall be issued over the ETA Bond repayment period if the actual weighted average coupon rate is more than 6.0%. If the actual weighted average coupon rate is less than 6.0%, PNM shall refund the net present value of the difference in the total annual payment (interest and principal) , using a discount rate of 5.5%, as an additional component of the settlement rate credit and shall revise Corrected Rider No. 55 accordingly, if necessary, upon issuance of the ETA Bonds. Within thirty (30) days from the issuance of the ETA Bonds, PNM shall submit to the Commission and serve on all parties in Case No. 19-00018-UT a detailed compliance report describing the commercially reasonable efforts PNM undertook to meet the lowest cost objective required by the ETA.

3.	PNM has the ongoing authority to cause up to $360.1 million in ETA Bonds to be issued pursuant to the Financing Order, to sell the energy transition property created by the Financing Order and to impose, collect and adjust the related energy transition charges that repay the ETA Bonds.

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4.	Regarding the PNM Rate Case:

a.	PNM shall withdraw its request for a regulatory asset associated with prefunding of ETA Section 16 state administered funds. This adjustment included carrying costs from August 2022 through December 2023. This equates to $120,509 on an annual revenue requirement basis ($1.37 million total).

b.	PNM shall not receive cost recovery (through bond issuance or otherwise) for its legal costs for the Show Cause Proceeding and the Show Cause Appeal.

c.	PNM and Intervenors agree that these Settlement Terms resolve all issues regarding the Show Cause Proceedings and related "prudence" questions, SJGS regulatory liability, and the legality and validity of the S ETA Bond issuance.

5.	Upon receipt of the ETA Bond proceeds, PNM shall be considered to have reimbursed itself from the Bond proceeds for the pre-funded monies advanced to state agencies and mine workers and to have fulfilled those requirements of Sections 2(H)(2)(b) and 16 of the ETA. However, under no circumstances shall these costs be recovered from customers twice.

6.	The Settlement Parties will jointly ask the Court to hold in abeyance the Show Cause Appeal and remand the matter to the Commission for consideration and action on a proposed settlement final order. The Joint Parties will also jointly move expeditiously to effectuate this settlement and the resolution of the associated issues in the Rate Case and the terms of the settlement and proposed settlement order shall be included in the joint motion(s) filed in the Rate Case.

7.	The Settlement Parties, while not waiving their legal positions taken in the Show Cause Proceedings and the Show Cause Appeal, agree that the unanimous and timely settlement of these matters is in the public interest and that the Settlement Terms result in a fair and reasonable final outcome that removes uncertainty regarding litigation outcome. The Settlement Parties hereby waive their right to appeal any final order by the Commission approving the Settlement Terms as presented herein, without waiving any rights regarding the enforceability of the Settlement Agreement.

8.	PNM shall not seek any amendment to the Financing Order unless it results in a lower ETC and adds no new costs to the amount financed.

9.	This Settlement Agreement is subject to approval of the respective clients of each of undersigned counsel, which approvals will be sought expeditiously.

10.	This Settlement Agreement applies to and shall be binding on the Settlement Parties and their respective assigns, successors in interest affiliate companies, partnerships, or corporations, parent entities, and independent subsidiaries, as applicable.

11.	This Settlement Agreement may be executed by separate signatures on individual signature pages by counsel for the Settlement Parties, and such signatures may be executed through electronic approval and indicated by "// [attorney name]."

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Dated this 16th day August, 2023.

PUBLIC SERVICE COMPANY OF NEW MEXICO

/s/ Stacey J. Goodwin
Stacey J. Goodwin, Associate General Counsel
PNMR Services Company
Legal Department MS 0805
Albuquerque, NM 87158-0805
(505) 241-4927
Stacey.Goodwin@pnmresources.com

Richard L. Alvidrez
Miller Stratvert P.A.
500 Marquette NW, Suite 1100 P.O. Box 25687
Albuquerque, New Mexico 87125
(505) 842-1950
RAlvidrez@mstlaw.com

Attorneys for Public Service Company of New Mexico

NEW MEXICO PUBLIC REGULATION COMMISSION UTILITY DIVISION STAFF

/s/ Bradford Borman
Bradford Borman, Legal Division Director
P.O. Box 1269
Santa Fe, New Mexico 87504-1269
(505) 412-3502

Attorney for New Mexico Public Regulation Commission Utility Division Staff

ALBUQUERQUE BERNALILLO COUNTY WATER UTILITY AUTHORITY

/s/ Keith W. Herrmann
STELZNER, WINTER, WARBURTON,
FLORES & DAWES, P.A.
Post Office Box 528
Albuquerque, New Mexico 87103
(505) 938-7770
Email: nwinter@stelznerlaw.com
Email: kherrmann@stelznerlaw.com

Attorneys for Albuquerque Bernalillo County Water Utility Authority

COUNTY OF BERNALILLO

/s/ Jeffrey H. Albright
Jeffrey H. Albright, Attorney JAlbright Law, LLC
201 Third St. NW, Suite 500
Albuquerque, NM 87102-4388
(505) 926-4105 (Direct) JA@Jalblaw.com

Attorney for Bernalillo County

COALITION FOR CLEAN AND AFFORDABLE ENERGY

Charles De Saillan
25 Wildflower Way
Santa Fe, New Mexico 87506
(505) 819-9058
Desaillan.ccae@gmail.com

/s/ Cara R. Lynch
Cara R. Lynch
3105 San Joaquin Avenue SE
Albuquerque, New Mexico 87106
(505) 977-3025
Lynch.Cara.NM@gmail.com

Attorneys for Coalition for Clean Affordable Energy

NEW ENERGY ECONOMY

/s/Mariel Nanasi
Mariel Nanasi
300 E. Marcy Street
Santa Fe, New Mexico
(505) 469-4060
mariel@seedsbeneaththesnow.com

Attorney for New Energy Economy

NEW MEXICO AFFORDABLE RELIABLE ENERGY ALLIANCE

/s/ Kelly Gould
Kelly Gould, Esq.
The Gould Law Firm
P.O. Box 34127
Santa Fe, New Mexico 87594
(505) 690-1914
kelly@thegouldlawfirm.com
Peter J. Gould, Esq.
(505) 690-2966
peter@thegouldlawfirm.com

Attorneys for New Mexico Affordable Reliable Energy Alliance

NEW MEXICO OFFICE OF THE ATTORNEY GENERAL

/s/ James Grayson
James Grayson
Gideon Elliot, Utilities Bureau Chief
Aletheia V.P. Allen, Solicitor General
New Mexico Office of the Attorney General
408 Galisteo St.
Santa Fe, NM 87501
(505) 490-4865
jgrayson@nmag.gov
gelliot@nmag.gov
aallen@nmag.gov

Attorneys for the New Mexico Office of the Attorney General

PROSPERITY WORKS

/s/ Cara R. Lynch
Cara R. Lynch
3105 San Joaquin Ave SE Albuquerque, NM 87106
Lynch.Cara.NM@gmail.com

Attorney for Prosperity Works

WESTERN RESOURCE ADVOCATES

/s/ Cydnev Beadles
Steven S. Michel
Cydney Beadles
343 East Alameda Street
Santa Fe, NM 87501
cydney. beadles@westemresources.org
(505) 231-7042
stevensmichel@comcast.net
(505) 690-8733

Attorneys for Western Resource Advocates